Spartan Acquisition Corp. III
9 West 57th Street, 43rd Floor, New York, NY 10019

February 3, 2021

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:Spartan Acquisition Corp. III

Registration Statement on Form S-1
Filed January 15, 2021
File No. 333-252162

Ladies and Gentlemen:

Set forth below are the responses of Spartan Acquisition Corp. III (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2021, with respect to the Company’s Registration Statement on Form S-1, File No. 333-252162, filed with the Commission on January 15, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 1.

Registration Statement on Form S-1

Exhibit 4.4, page II-5

1.

We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under

Securities and Exchange Commission

February 3, 2021

the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
RESPONSE:	The Company acknowledges the Staff’s comment and have revised Amendment No. 1 accordingly. Please see pages 41, 42, 46, 138 and 142 and Exhibit 4.4 to Amendment No. 1.

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Securities and Exchange Commission

February 3, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne or Brenda Lenahan, both of Vinson & Elkins L.L.P. at (713) 758-4629 and (212) 237-0133, respectively.

Very truly yours,

SPARTAN ACQUISITION CORP. III

By:/s/ Geoffrey Strong

Name:Geoffrey Strong

Title:Chief Executive Officer

Enclosures

cc:E. Ramey Layne, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.

Ryan J. Maierson, Latham & Watkins LLP